Exhibit 22.1
Subsidiary Issuer of Guaranteed Securities

As of July 28, 2021, Bunge Limited (“Parent Guarantor”) was the unconditional and irrevocable guarantor of the following unsecured registered notes issued by indirect, wholly-owned subsidiaries of Parent Guarantor:

Name of Subsidiary Issuer	State of Formation of Issuer	Description of Registered Notes
Bunge Limited Finance Corp.	Delaware	3.00% Senior Notes due 2022
Bunge Finance Europe B.V.	The Netherlands	1.85% Senior Notes due 2023 - Euro
Bunge Limited Finance Corp.	Delaware	4.35% Senior Notes due 2024
Bunge Limited Finance Corp.	Delaware	1.63% Senior Notes due 2025
Bunge Limited Finance Corp.	Delaware	3.25% Senior Notes due 2026
Bunge Limited Finance Corp.	Delaware	3.75% Senior Notes due 2027
Bunge Limited Finance Corp.	Delaware	2.75% Senior Notes Due 2031